Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 110 to Registration Statement No. 002-69972 on Form N-1A of our report dated September 12, 2014 relating to the financial statements and financial highlights of Fidelity Real Estate Investment Portfolio, and our report dated September 16, 2014 relating to the financial statements and financial highlights of Fidelity International Real Estate Fund, each a fund of Fidelity Select Portfolios, appearing in the Annual Report on Form N-CSR of Fidelity Select Portfolios for the year ended July 31, 2014, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Boston, Massachusetts

September 25, 2014